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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
                               (Amendment No. 1)

                      Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                     AIR EXPRESS INTERNATIONAL CORPORATION
                          (Name of Subject Corporation)

                      Air Express International Corporation
                      (Name of Person(s) Filing Statement)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    009104100
                      (CUSIP Number of Class of Securities)

                                 DENNIS M. DOLAN
              Executive Vice President and Chief Financial Officer
                      AIR EXPRESS INTERNATIONAL CORPORATION
                                120 Tokeneke Road
                            Darien, Connecticut 06820
                                 (203) 655-7900

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                    Copy to:

                           KATHERINE P. BURGESON, ESQ.
                               CUMMINGS & LOCKWOOD
                               Four Stamford Plaza
                                  P. O. Box 120
                           Stamford, Connecticut 06904
                                 (203) 351-4260


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          The  Solicitation/Recommendation  Statement on Schedule 14D-9 of which this  Amendment No. 1 (this  "Amendment No. 1") is a part relates to an offer by
DP  Acquisition   Corporation,   a  Delaware  corporation  (the  "Offeror"),   a
wholly-owned   subsidiary  of  Deutsche  Post  AG,  a  German  corporation  (the
"Parent"),  to purchase all of the outstanding shares of common stock, $0.01 par
value  per  share,  of  Air  Express  International   Corporation,   a  Delaware
corporation (the "Company"), made by means of an Offer to Purchase dated November 19, 1999, as amended by a supplement dated November 23, 1999 (as so amended, the "Offer to Purchase"). The Solicitation/Recommendation Statement on
Schedule 14D-9 of the Company dated November 19, 1999 is hereinafter referred to as the "Schedule 14-9."

          Except as otherwise amended by this Amendment No. 1, the information contained in the Schedule 14D-9 is hereby confirmed. All capitalized terms used in this Amendment No. 1 not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

The Annex I referenced in Item 3 is hereby amended under the heading "Security Ownership and Certain Beneficial Owners and Management" as follows:

The following table sets forth as of November 8, 1999 (except as otherwise noted), information with respect to the beneficial ownership of the Company's common stock by (i) each person known by the Company to own beneficially more than 5% of the outstanding common stock of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table under "Executive Compensation", (iii) each current director and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated in the footnotes to this table, beneficial ownership of shares represents sole voting and investment power with respect to those shares:

                                                                  Percentage of
                                                 Shares Owned      Outstanding
                     Beneficial Owner           Beneficially (#)  Shares (%) (1)
                     ----------------           ----------------  --------------

Wellington Management Company (2).............     1,772,250           5.3%
    75 State Street
    Boston, Massachusetts 02109
FMR Corp. (3) ................................     1,907,637           5.7
    82 Devonshire Street
    Boston, Massachusetts 02109
Hendrik J. Hartong, Jr. (4)...................       486,517           1.5
Guenter Rohrmann (5)..........................       480,507           1.4
Robert J. O'Connell (6).......................        44,742           (13)
Dennis M. Dolan (7)...........................       102,938           (13)


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Giorgio Laccona (8)...........................        45,935           (13)
Daniel J. McCauley (9)........................        49,238           (13)
John M. Fowler (10)...........................        47,500           (13)
Donald J. Keller 10)..........................         7,563           (13)
Andrew L. Lewis IV (10).......................        15,107           (13)
Richard T. Niner (11).........................       359,587           1.0
John Radziwill................................       411,002           1.2

All directors and executive officers as a
  group (consisting of 11 persons ) (12)......     2,050,636           6.10

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  (1)   Shares  issuable upon the exercise of stock options owned by that person which can be exercised within 60 days of November 8, 1999, are deemed outstanding for the purpose of computing the number and percentage of outstanding shares owned by that person (and any group that includes that person) but are not deemed outstanding for the purpose of computing the percentage of outstanding shares owned by any other person.

  (2) Based on information believed to be accurate as of September 30, 1999, and includes shares with shared dispositive power and shared investment power.

  (3) Based on information believed to be accurate as of November 17, 1999, and includes shares with shared dispositive power and shared investment power.

  (4)   Includes 83,750 shares issuable upon the exercise of stock options.

  (5)   Includes 131,250 shares issuable upon the exercise of stock options.

  (6)   Includes 18,750 shares issuable upon the exercise of stock options.

  (7)   Includes 30,000 shares issuable upon the exercise of stock options.

  (8)   Includes 7,500 shares issuable upon the exercise of stock options.

  (9)   Includes 22,500 shares issuable upon the exercise of stock options.

 (10)   Includes 2,500 shares issuable upon the exercise of stock options.

 (11) Includes 5,061 shares held in custodial accounts for the benefit of Mr. Niner's children.

 (12)   Includes 306,250 shares issuable upon the exercise of stock options.

 (13)   Less than 1%.



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ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        The text of Item 8 is hereby deleted in its entirety and replaced with the following:

On November 19, 1999, an action was filed by an alleged shareholder of the Company in the Court of Chancery of the State of Delaware, entitled Smith v. Hartong, et al., C.A. No. 17594-NC. The complaint in the action seeks to proceed on behalf of a purported class consisting of owners of the common stock of the Company other than the defendants. The complaint names as defendants the Company and the members of the Company's Board of Directors. Plaintiff alleges that in agreeing to the Merger Agreement, the members of the Company's board breached their fiduciary duties to shareholders of the Company by failing to take appropriate measures to maximize the value of the Company's common stock. Plaintiff seeks monetary and/or rescisionary damages in an unspecified amount, preliminary and permanent injunctive relief against the consummation of the transactions contemplated under the Merger Agreement and plaintiff's costs and disbursements in bringing the action. Defendants believe that the action is without merit and intend to defend against it vigorously. A copy of the complaint is filed as Exhibit (d)(1) and incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to such Exhibit.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended to add the following exhibits:

Exhibit (d)(1)    Class Action Complaint filed on November 19, 1999 in the Court of  Chancery  of the  State  of  Delaware,  Civil  Action  No.
                  17594-NC,  in an action  entitled  Smith v.  Hartong,  et al.*

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*Not included in copies mailed to stockholders.


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    AIR EXPRESS INTERNATIONAL CORPORATION


                                    By:  /s/ Daniel J. McCauley
                                       --------------------------------------
                                        Daniel J. McCauley
                                        Vice President, Secretary and General
                                        Counsel


Dated:  November 24, 1999